February 8, 2008

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Registration Statement on Form 10-SB
     Filed December 13, 2007
     File No. 000-52980


Dear Sir:

As part of the above referenced filing and your Comment Letter dated February 1, 2008, I acknowledge the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.


 /s/ Robert Zysblat      Date: February 8, 2008
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  Robert Zysblat
  President and CFO